JONES DAY

REGULATED BY THE SOLICITORS REGULATION AUTHORITY
21 TUDOR STREET • LONDON EC4Y 0DJ • DX 67 LONDON/CHANCERY
TELEPHONE: 020.7039.5959 • FACSIMILE: 020.7039.5999

[redacted]

08001574

SEC Mail
Mail Processing
Section

MAR 31 2008

Washington, DC
109

SUPPL

Your Ref

Ref/CAM JTP/JP184125/894854-600002

E-mail jtperugini@jonesday.com

Direct 020 7039 5133

Date 31 March 2008

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington D.C., 20549
U.S.A.

Ladies and Gentlemen,

AgCert International plc — Rule 12g3-2(b) — File No.: 082-35025

On behalf of AgCert International plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kind regards,

John T. Perugini

PROCESSED
APR 03 2008
THOMSON
FINANCIAL

082-35025

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Price Monitoring Extension
Released	16:35 11-Feb-08
Number	7664N

RNS Number:7664N
AgCert International PLC
11 February 2008

A Price Monitoring Extension has been activated in this security.

A Price Monitoring Extension is activated when the auction matching process would pre-determined percentage above or below the base price. The auction call period

For details of how base prices are set for each market, please refer to the Guide www.londonstockexchange.com

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082-35025

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Second Price Monitoring Extn
Released	16:40 11-Feb-08
Number	7672N

RNS Number:7672N
AgCert International PLC
11 February 2008

A second Price Monitoring Extension has been activated in this security.

A second Price Monitoring Extension is activated when the auction matching proces price that is a pre-determined percentage above or below the base price. The auct further 5 minutes.

For details of how base prices are set for each market, please refer to the Guide www.londonstockexchange.com

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082-35025

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Notification of Shares
Released	16:43 11-Feb-08
Number	7644N

TR-1: Notifications of Major Interests in Shares

Form TR-1 with annex. FSA Version 2.1 updated April 2007

For filings with the FSA include the annex
For filings with issuer exclude the annex

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
AgCert International plc

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights
Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
No

An event changing the breakdown of voting rights
No
Other (please specify):______________

3. Full name of person(s) subject to notification obligation:
FMR LLC and FIL Limited and their direct subsidiaries

4. Full name of shareholder(s) (if different from 3):

5. Date of transaction (and date on which the threshold is crossed or reached if different):
5 February 2008

6. Date on which issuer notified:
7 February 2008

7. Threshold(s) that is/are crossed or reached:
8%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
IE00B0764647	21,166,191	21,166,191	19,443,391	19,443,391			7.93%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable: See attached Schedule

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14 Contact name:
15. Contact telephone name:

For notes on how to complete form TR-1 please see the FSA website.

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	AgCert International plc
Contact address (registered office for legal entities)	70 Sir John Rogerson's Quay, Dublin 2, Ireland
Phone number & email	+ 353 1 245 7400 pjbrowne@agcert.com
Other useful information (at least legal representative for legal persons)	PJ Browne Company Secretary

B: Identity of the notifier, if applicable	
Full name	Cécile Artaud
Contact address	Apex Business Centre, Blackthorn Road, Sandyford, Dublin 18, Ireland
Phone number & email	+ 353 1 245 7400 cartaud@agcert.com
Other useful information	Compliance Manager
(e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

Schedule

Fidelity	
Issuer Name:	AGCERT INTERNATIONAL
Current ownership percentage:	7.93%
Total share held:	19,443,391
Issued share capital	245,088,706

SHARES HELD	NOMINEE	MANAGEMENT COMPANY
410,800	BANK OF NEW YORK BRUSSELS	FPM
8,547,571	BROWN BROS HARRIMN LTD LUX	FIL
370,120	BROWN BROTHERS HARRIMAN AND CO	FIJ
1,126,800	CITIBANK LONDON	FPM
1,235,000	JP MORGAN, BOURNEMOUTH	FIL
6,021,600	JP MORGAN, BOURNEMOUTH	FISL
1,606,700	JP MORGAN, BOURNEMOUTH	FPM
124,800	STATE STR BK AND TR CO. LNDN	FPM

FMR LLC is the parent holding company of Fidelity Management & Research company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC) and Pyramis Global Advisors Trust Company (PGATC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramis Global Advisors LLC (PGALLC). Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients

FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC) and Pyramis Global Advisors Trust Company (PGATC), as US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramis Global Advisors LLC (PGALLC)

The shares of AgCert International plc (the "Shares") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

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082-35025

Regulatory Announcement

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Company	Official List
TIDM	OLS
Headline	Suspension
Released	07:30 21-Feb-08
Number	4498O

NOTICE OF TEMPORARY SUSPENSION OF LISTING FROM THE OFFICIAL LIST

21/02/2008 7:30 AM

TEMPORARY SUSPENSION

AgCert International PLC

The Financial Services Authority ("the FSA") temporarily suspends the securities set out below from the Official List effective from 21/02/2008 7:30 AM at the request of the company pending an announcement:

Ordinary Shares of EUR0.0001 each: fully paid	(IE00B0764647)

If you have any queries relating to the above, please contact the Listing Applications Team at the FSA on 020 7066 8333 Option 3.

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082-35025

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Statement re. Suspension
Released	08:14 21-Feb-08
Number	4517O

RNS Number:4517O
AgCert International PLC
21 February 2008

AGCERT INTERNATIONAL PLC

Update on negotiations and trading suspension

Further to the update to shareholders made on 03 December 2007, AgCert International plc ("AgCert" or the "Company") today informs the market that, despite extensive negotiations, it has not been possible to reach agreement with all creditors and customers regarding the renegotiation of contracts. While AgCert has over 600 installations currently producing CERs, the Company's forward sales commitments exceed AgCert's current production capacity. Therefore the Board proposes to file a petition for examinership in Ireland. Examinership in Ireland entails a process whereby the Company is put under under the protection of the High Court in Ireland with a view to allowing a court appointed examiner to formulate and put forward for approval a scheme of arrangement with its creditors and members. The objective in petitioning for examinership is to address the Company's obligations while maintaining an ongoing business.

The Company has requested suspension of its shares pending resolution of its financial position.

Further announcements will be made in due course.

21.02.2008

Contact:

College Hill

Anthony Parker 0207 457 2020

The shares of AgCert International plc (the "Shares") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

This information is provided by RNS

The company news service from the London Stock Exchange

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